Mail Stop 3561

June 8, 2007

Reid Dabney, Senior Vice President
Foldera, Inc.
17011 Beach Boulevard, Suite 1500
Huntington Beach, CA 92647

> **Re:** **Foldera, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed May 22, 2007**
> **File No. 333-139120**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2006**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2007**
> **Filed May 15, 2007**
> **File No. 333-118799**

Dear Mr. Dabney:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1. We note your response to comment 1 in our letter dated May 3, 2007. It appears that you are registering an additional 10% of the offering because you are contractually obligated to do so. Please revise to omit the additional 10% shares from the resale registration statement since these shares have not yet been issued or provide us with an analysis of why you believe that it is appropriate to register

these additional shares and why you did not do so in prior pre-effective amendments. Further, we presume that this 10% includes the 4% penalty amount that came due on May 21, 2007, however, please clarify.

2. We note that you completed a private placement on May 10, 2007. Please provide us with an analysis of why the May offering should not be integrated into this offering and, specifically, what effect this would have on the availability of the exemptions you have relied upon.

Management's Discussion and Analysis or Plan of Operation, page 14

Liquidity and Capital Resources, page 21

3. Please include a discussion and analysis of cash flows for the year ended December 31, 2006 compared to the year ended December 31, 2005 similar to the discussion included in the amendment filed April 17, 2007. Also, the discussion and analysis of assets, liabilities and stockholders' equity on page 18 should address changes in your financial position as of March 31, 2007 compared to December 31, 2006 as opposed to March 31, 2006. Please revise. Refer to Item 303 of Regulation S-B.

Consolidated Financial Information, page F-1

Consolidated Statements of Cash Flows, pages F-6 and F-31

4. Please disclose assets acquired under capital leases for each year presented under the non-cash investing and financing activities section of the statement. See paragraphs 32 and 70-74 of SFAS 95.

Note 4. Registration Rights Liability, pages F-12 and F-37

5. Please disclose the number of penalty shares to be issued pursuant to the third private placement registration rights agreement and how the liability is measured. Also, please disclose the settlement alternatives with regard to liquidated damages payable under the fourth private placement registration rights agreement, including the party that controls the settlement alternatives, as set forth in the last paragraph on page 25. Refer to the disclosures required by FSP EITF 00-19-2.

Note 7. Stock-Based Compensation – Restated, page F-19

6. Please explain to us why the difference between options outstanding and options exercisable in the table on page F-21 differs from the number of non-vested options at the end of the period in the table on page F-22. Otherwise, revise as appropriate. Similarly address the difference in the disclosures on pages F-41 and F-42.

Unaudited Financial Statements

Note 4. Registration Rights Liability, page F-37

7. Please tell us what consideration you gave to the provisions of FSP EITF 00-19-2 in accounting for the penalty shares to be issued under the August 2006 private placement registration rights agreement. Your response should address how you measured the liability at the end of period and why your accounting for the registration payment arrangement complies with the FSP. In addition, please disclose the terms of the interest provisions contained in the October 2006 private placement registration rights agreement.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

8. In your amendment please file a consent that refers to the dual-dated report of your independent registered public accounting firm.

From 10-KSB for Fiscal Year Ended December 31, 2006 and Form 10-QSB for Fiscal Quarter Ended March 31, 2006

9. Please address the above comments in future filings and/or amendments as applicable.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Accountant, at (202) 551-3322 or William H. Thompson, Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Spencer G. Feldman, Esq.
        Greenberg Traurig, LLP